May 6, 2009


Ms. Patricia Williams
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


             Re: Claymore Securities Defined Portfolios, Series 567

           Income Closed-End & Treasury Allocation Portfolio, Series 4

                              File No.: 333-157072

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Dear Ms. Williams:

     This letter is in response to the questions and comments that you raised during our telephone conversation on May 5, 2009, regarding the registration statement on Form S-6/A for the Claymore Defined Portfolios, Series 567, filed with the Securities and Exchange Commission (the "Commission") on February 2, 2009. The registration statement offers the Income Closed-End & Treasury Allocation Portfolio, Series 4 (the "Trust"). This letter serves to respond to your comments.

Comment 1

     Under the "Fees and Expenses" heading on page 7 of the prospectus, the deferred sales fee is listed at 3.95% of the Public Offering Price. However, the deferred sales fee is also listed as $34.50 per $1,000 invested at a Public Offering Price of $10 per unit. Additionally, the maximum sales fee is listed at 4.45% of the Public Offering Price, but $39.50 per $1,000 invested at a Public Offering Price of $10 per unit. Please explain this discrepancy.

Response to Comment 1

     As described in Footnotes (1) and (2) to the "Fees and Expenses" table, the deferred sales fee is a fixed dollar amount equal to $0.345 per Unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $10 per unit, the deferred sales fee will be equal to 3.45% of the Public Offering Price per unit and $34.50 per $1,000 invested. However, if the price an investor pays for a unit is less than $10 per unit, the deferred sales fee will exceed 3.45% of the Public Offering Price per unit. Claymore Securities, Inc. (the "Sponsor") has determined that, in no event, will the deferred sales exceed 3.95% of the Public Offering Price per unit. Therefore, the Sponsor has chosen to list this percentage in the "Fees and Expenses" table in order to fully disclose the maximum possible deferred sales charge an investor may pay for units.

     Similarly, the maximum sales fee, which is the sum of the deferred sales fee and the creation and development fee, is equal to a fixed dollar amount of $0.395 per unit. Assuming a Public Offering Price of $10 per unit, the maximum sales fee will be 3.95% of the Public Offering Price per unit. If the Public Offering Price falls below $10 per unit, the maximum sales fee will exceed 3.95% of the Public Offering Price per unit. However, in no event will the maximum sales fee exceed 4.45% of the Public Offering Price. Here again, the Sponsor has decided to list 4.45% as the maximum sales fee in the "Fees and Expenses" table.

     Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                                Sincerely yours,

                                                          CHAPMAN AND CUTLER LLP

                                                       By: _____________________

                                                              Morrison C. Warren